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SEC[illegible]ISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67858

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enstream Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 700
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Mooney 214-468-0900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

PUBLIC

[illegible] 7/23

OATH OR AFFIRMATION

I, J. DANIEL MOONEY, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ENSTREAM CAPITAL SECURITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHY DECKERT
Notary Public, State of Texas
My Commission Expires
April 12, 2013
NOTARY PUBLIC
STATE OF TEXAS

6/13/12

Signature

MANAGING DIRECTOR

Title

Kathy Deckert 6.13.12

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSTREAM CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2011 AND 2010



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Enstream Capital Securities, LLC

We have audited the accompanying statement of financial condition of Enstream Capital Securities, LLC (the "Company") as of December 31, 2011 and 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Enstream Capital Securities, LLC as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

McBee & Co.

February 9, 2012

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

ENSTREAM CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and Cash Equivalents	**$ 4,563**	$ 28,519
Prepaid Expenses	**24,546**	13,435
TOTAL	**$ 29,109**	$ 41,954
LIABILITIES AND MEMBER'S EQUITY		
Accrued Expenses	**4,000**	4,375
Commitments and Contingencies (Note 7)		
Member's Equity	**25,109**	37,579
TOTAL	**$ 29,109**	$ 41,954

See Notes to Financial Condition

ENSTREAM CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

Enstream Capital Securities, LLC (the "Company') was incorporated in Texas, in 2007. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of Enstream Capital Management, LLC (the "Parent"). As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company is engaged in a single line of business as a securities broker-dealer dealing in joint ventures, asset monetization and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Advisory Services Income

The Company derives its revenue primarily by providing financial advisory services to U.S. oil and gas clients seeking to place private institutional securities. The Company is engaged by clients, on a success basis, to analyze company and oil and gas project information, design a financing structure, prepare placement marketing materials and strategy, coordinate investor presentations and meetings, and negotiate definitive documents to close a securities private placement transaction. Advisory fee revenue is earned upon successful closing of a transaction and generally paid based on a percentage of capital dollars received by clients. Revenue may be earned beyond an initial closing as clients receive capital as part of a larger capital commitment and/or line of credit arrangement.

Fair Value of Financial Instruments

Cash, prepaid expenses and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. The Company is subject to state franchise tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2011 and 2010, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2011, the years ending December 31, 2008, 2009, 2010 and 2011 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 and 2010, the Company had net capital of $563 which was $4,437 below its required net capital of $5,000 and $24,144, which was $19,144 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 7 to 1 and 0.2 to 1 for December 31, 2011 and 2010, respectively.

The Company's net capital fell below the minimum amount required during the period of October 6, 2011 through January 19, 2012 due to a delayed closing. The Company made a capital contribution of $12,000 on December 29, 2011 as part

of corrective action to address the deficiency. The Company disclosed this information to FINRA in January 2012 upon identifying that the capital contribution made in December did not address the deficiency. (See Note 9)

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2011 and 2010, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the oil and gas industry which is dependent upon related commodity prices. The Company targets private oil and gas companies who need $10 to $50 million of capital to fund the acquisition, development and/or monetization of oil and gas properties. Further, the Company primarily provides financial advisory securities private placement services which are dependent upon U.S. credit and capital markets. This lack of diversification may cause the Company's financial results to be volatile. In addition, the Company's financial performance is dependent upon the consummation of relatively few transactions per year, thereby potentially increasing financial volatility. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2011 and 2010, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

9. SUBSEQUENT EVENTS

As of January 31, 2012 the Company was in compliance with minimum net capital requirements.

Subsequent events were evaluated through February 9, 2012, which is the date the financial statements were available to be issued.
